Paul Hastings LLP

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Costa Mesa, California 92626-1924

Telephone: (714) 668-6200

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Internet: www.paulhastings.com

1(714)668-6210

johndellagrotta@paulhastings.com

August 28,2012

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company

Registration Statement on Form N-2 (File Nos. 333-              and 811-21593)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is the Fund’s new shelf Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 28,2012 registering a presently indeterminate number of shares of common stock and preferred stock to be offered on an immediate, continuous or delayed basis for a proposed maximum aggregate offering price of $750 million (the “August 2012 Registration Statement”).

The August 2012 Registration Statement does not contain disclosures that are substantially different from the most recent shelf registration statement of the Fund offering common stock and preferred stock (Amendment No. 1 on Form N-2, File No. 333-177550 and 811-21593) declared effective by the Commission on February 16, 2012 (the “February 2012 Registration Statement”).

The August 2012 Registration Statement contains the following changes from the February 2012 Registration Statement: (i) incorporates by reference the Fund’s financial statements, financial highlights and the accompanying notes thereto contained in the Fund’s Semi-Annual Report to Stockholders on Form N-CSR for the period ended May 31, 2012, filed with the Commission on July 31, 2012; (ii) adds disclosure relating the Fund’s Series D and E Mandatory Redeemable Preferred Stock and Series X, Y, Z, AA, BB, and CC of Notes (disclosures which have been previously made in prospectus supplements to the base prospectus relating to the February 2012 Registration Statement which were filed with the Commission); (iii) updates rating agency disclosures to take into account that Fitch is the sole rating agency rating the Fund’s securities and notes; (iv) revises the risk factor entitled “Risks Relating to Our Business and Structure - Risks of Owning Securities of Affiliates” to be consistent with the disclosure approved by the Staff in connection with the Staff’s review of Kayne Anderson Energy Total Return Fund, Inc.’s Registration Statement (currently on file with the Commission);(v) adds refining as an additional industry specific risk for MLPs and Midstream Energy Companies operating in the energy sector; (vi) provides additional disclosures in the Investment Objectives and Policies – Description of MLPs section relating to the different MLPs in which the Fund invests; (vii) expands the Fund’s discussion of its valuation process relating to securities held by the Fund that are privately issued or otherwise restricted as to sale; and (viii) updates market and net asset value data, distribution data and as much other information as is practicable to a more recent date.

Mr. Edward P. Bartz

U. S. Securities and Exchange Commission

In light of the similarities between the disclosures made in the August 2012 Registration Statement and in the February 2012 Registration Statement and using the principles stated in Release 33-6510 and Release No. IC 13768, we respectfully request that the Staff consider a cursory or no review position with respect to the August 2012 Registration Statement.

The Fund respectfully requests the Staff’s assistance in completing its review of the August 2012 Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ John F. Della Grotta

John F. Della Grotta

of PAUL HASTINGS LLP

JFD:bdg

cc:	John M. Ganley, Senior Counsel, Esq.

    U.S. Securities and Exchange Commission (w/encl.)

Kevin S. McCarthy, Kayne Anderson (w/encl.)

David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

David A. Hearth, Esq., Paul Hastings (w/encl.)